

Mail Stop 3720

October 4, 2017

Scott L. Kauffman
Chairman and Chief Executive Officer
MDC Partners, Inc.
745 Fifth Avenue
New York, New York 10151

> **Re: MDC Partners, Inc.**
> **Form 10-K for Fiscal Year December 31, 2016 as amended**
> **Response Dated August 31, 2017**
> **File No. 001-13718**

Dear Mr. Kaufmann:

We have reviewed your August 31, 2017 response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 104

1.   We note in your response that you determined there was a control deficiency in your internal control over financial reporting; however, the deficiency did not rise to the level of a material weakness. A control deficiency constitutes a material weakness if there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected in a timely manner. Based on your determination that the disclosure misstatements in your prior SEC filings were material and a result of a control deficiency, we are unable to agree with your conclusion that the related deficiency is not a material weakness. Please explain how you will address and disclose the ineffectiveness of internal control over financial reporting and disclosure controls and procedures for the periods the material weakness existed.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications